(Reference Translation)

(For reference)

May 8, 2026

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and Time:	10:00 a.m., Wednesday, June 17, 2026 (Japan Time)

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2026 (April 1, 2025 through March 31, 2026) and report by the Accounting Auditor and the Audit & Supervisory Committee on the audit results of the consolidated financial statements for FY2026.

Resolutions:

Proposed Resolution :	Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members)